SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                                 Arch Coal, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   039380 10 0
        ----------------------------------------------------------------
                                 (CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     Page 1 of 5 Pages

                                         SCHEDULE 13G

CUSIP No. 039380 10 0

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Hunt Coal Corporation
        75-2559684
        --------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [ x ]
                                                                           -----
3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION                               Texas
                                                                           -----

   NUMBER OF                        5  SOLE VOTING POWER               2,199,659
    SHARES
  BENEFICIALLY                      6  SHARED VOTING POWER                --0--
   OWNED BY
     EACH                           7  SOLE DISPOSITIVE POWER          2,199,659
  REPORTING
    PERSON                          8  SHARED DISPOSITIVE POWER            --0--
     WITH

9       AGGREGATE AMOUNT BENEFICIALLY                                  2,199,659
        OWNED BY EACH REPORTING PERSON                                 ---------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (9) EXCLUDES CERTAIN SHARES                                   [    ]

11      PERCENT OF CLASS REPRESENTED BY                                     5.5%
        AMOUNT IN ROW (9)                                                   ----

12      TYPE OF REPORTING PERSON*                                             CO
                                                                              --



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




                                         SCHEDULE 13G
                                     CUSIP NO. 039380 10 0

        Pursuant to Rule 13d-1 and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this Schedule 13G.

Item 1.        (a)           The name of the Issuer is Arch Coal, Inc.

               (b) The address of the Issuer's principal executive offices is CityPlace One, Suite 300, Creve Coeur, Missouri 63141.

Item 2.        (a)           The name of the person filing this report is
                             Hunt Coal Corporation (the "Reporting Person").

               (b),(c) The address of the principal place of business of the Reporting Person is 5000 Thanksgiving Tower, Dallas, Texas 75201. The Reporting Person is a corporation organized and existing under the laws of the State of Texas.

               (d),(e) This report relates to the Common Stock of Arch Coal, Inc. CUSIP No. 039380 10 0.

Item 3. Not applicable.

Item 4. Ownership
        ---------

               (a) The Reporting Person may be deemed to be the beneficial owner of 2,199,659 shares of the Common Stock of the Issuer. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

               (b) The shares covered by this report represent 5.5% of the Common Stock of the Issuer.

               (c)           The   Reporting   Person   has  sole   voting   and
                             dispositive power over the 2,199,659 shares owned by it.


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



Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on
          Behalf of Another Person
          ---------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          which Acquired the Security Being Reported on by the
          Parent Holding Company
          ----------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of the Members
          of the Group
          -------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group
          --------------------------------

          Not applicable.

Item 10.  Certification
          -------------

          Not applicable.



                                     Page 4 of 5 Pages

                                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            HUNT COAL CORPORATION




February 9, 1998                           By:/s/ James L. Parker
                                            -----------------------------------
                                                   James L. Parker
                                                   President


                                     Page 5 of 5 Pages